Ignacio Madridejos President CEMEX USA San Francisco Bay Bridge, United States Exhibit 8

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of anti-trust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

CEMEX USA continues to improve financial results Var. cost & distrib. Fixed cost & other EBITDA Variation ($ M) 56% operating leverage in 2015

Backed by steady volume growth Volume by Business Segment Cement Ready-mix(1) Aggregates (2) (2) (2) Results for ready-mix on a like-to-like basis for the current operations CAGR from 2012 to 2015

More favorable supply/demand dynamics expected Industrial & Commercial Cement (M tons) Residential Housing Starts (M) Streets & Highways Cement (M tons) Source: U.S. Geological Survey, CEMEX estimates 1) CAGR from 2015 to 2018 U.S. Cement Demand (M tons) Practical Capacity +5% (1) (1) (1) (1)

Positive cement demand expectations in our key markets >9% 5%-9% 0%-5% <0% Source: CEMEX estimates National Average +5% Cement Demand Growth (CAGR 2015-2018) +7% +9% +5% +9%

Value before volume driving prices well above inflation +7% Price by Business Segment Cement Ready-mix Aggregates (1) (1) (1) CAGR from 2012 to 2015

Positive pricing trend expected to continue in 2016(1) Strong Up = Stable Mid-south Ready-mix California Cement Aggregates Ready-mix Arizona Cement Aggregates Ready-mix Texas Cement Aggregates Ready-mix = Florida Cement Aggregates Ready-mix South Atlantic Cement North Atlantic Cement 1) Estimated results of CEMEX announced price increases for 2016

Operational excellence to drive cost reduction Unitary Production Costs Cement Ready-mix Aggregates -1% (1) (1) (1) CAGR from 2012 to 2015

Aiming for a significant reduction in working capital Working Capital (Average Days)

What you should expect from us: Health and Safety: Achieve and sustain Zero for Life Achieve higher prices while maintaining market position Improved productivity through operational excellence Reduce working capital significantly